EXHIBIT 4.1

                       Amendment to the Stock Option Plan

 1) The definition of Common Share Maximum as defined in Section 4(a) of the Stock Option Plan has been amended such that the maximum number of shares of the Company's Common Stock which shall be available to be issued under the plan shall be increased from 5,745,587 Common Shares to 7,345,587 Common Shares.

2)       Section 6 of the Stock Option Plan was amended to read as follows:

         The exercise price (the "Exercise Price") of any Stock Option shall be fixed by the Committee when such Stock Option is granted and shall not be less than the Current Market Value. For this purpose, the "Current Market Value" shall mean the simple average closing trading price per Common Share on the New York Stock Exchange (and if the Common Shares are not listed on the New York Stock Exchange, on such stock exchange on which the Common Shares are traded) for the ten (10) trading days preceding the date of the grant, or if such Common Shares are not listed on any stock exchange at a price determined by the Committee. If no trades are reported in any one of the ten trading days, the "Current Market Value" shall be determined by reference to the closing trading price on the last trading day preceding the ten (10) trading day period.















                                    EX 4.1-1